UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HEDGECO SECURITIES, LLC.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ **Broker-dealer**   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

105 NARCISSUS AVENUE SUITE 701
(No. and Street)

WEST PALM BEACH	**FL**	**33401**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOU MILANO	**561-632-2730**	**LMILANO@HEDGECOSECURITIES.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

7-28-2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lou Milano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HEDGECO SECURITIES, LLC, as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEDGECO SECURITIES, LLC

FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended

December 31, 2025

With Report of Registered Public Accounting

Firm

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of Financial Condition   2

    Statement of Operations   3

    Statement of Changes in Member's Equity   4

    Statement of Cash Flows   5

Notes to Financial Statements   6-9

Supplementary Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934   10

Supplementary Schedule II - Computation for Determination of Reserve Requirements   11

Supplementary Schedule III - Information Relating to the Possession or Control Requirements 12

The accompanying notes are an integral part of these financial statements.

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of HedgeCo Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HedgeCo Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of HedgeCo Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of HedgeCo Securities, LLC management. Our responsibility is to express an opinion on HedgeCo Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HedgeCo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II, Computation for Determination of Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of HedgeCo Securities, LLC's financial statements. The supplemental information is the responsibility of HedgeCo Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II, Computation for Determination of Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

We have served as HedgeCo Securities, LLC's auditor since 2013.

Maitland, Florida

March 20, 2026

HEDGECO SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2025

ASSETS

Cash and cash equivalents	$	58,222
Deposit with clearing broker		10,000
Referral Fee Receivable		5,840
Intercompany receivable		2,402
Prepaid expenses and other assets		1,163
Total assets	$	77,627

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,000
Total liabilities		1,000
Member's equity		76,627
Total liabilities and member's equity	$	77,627

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

REVENUES

Referral Fees	$	24,303
Interest Income		801
Total Revenue		25,104

EXPENSES

Regulatory Fees	$	5,428
Professional Fees		25,346
Occupancy (related party)		6,300
Other Operating Expenses		5,562
Total Expenses		42,636
NET LOSS	$	(17,532)

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2025

Balance, December 31, 2024	$149,577
Member's Contribution	12,600
Member's Distribution	(75,000)
Prior Period Adjustment	6,982
Net Income (Loss)	(17,532)
Balance, December 31, 2025	$ 76,627

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (loss)	$	(17,532)
Prior Period Adjustment		(6,982)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities		
Increase in Referral Fee Receivable		(5,840)
Decrease in Prepaid Expenses		(699)
Decrease in Accounts Payable and Accrued Liabilities		(7,500)
Net Cash Used by Operating Activities	$	(24,589)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contribution		12,600
Member Distribution		(75,000)
Cash used in Financing		(62,400)
Net Decrease in Cash		(124,800)
CASH AND CASH EQUIVALENTS:		
Beginning of period	$	145,211
End of period	$	58,222

SUPPLEMENTAL DISCLOSURE:

Cash Paid for Interest	$	0
Cash Paid for Taxes	$	0

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: HedgeCo Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company (LLC) and a wholly owned subsidiary of SmartX Technology Solutions, Inc. (the "Parent" and sole member).

The Company has referral agreements with various other member broker dealer firms that provide services that the company does not offer such as prime and/or mini-prime brokerage and/or execution services and refers hedge fund managers to those firms. The company also has agreements with the managers and/or issuers of private placements hedge funds to receive a percentage of management and/or performance fees they receive in connection with the introductions of those qualified investors of hedge funds to the issuers and/or managers of those hedge funds.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2025, the Company had no uninsured cash balances.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its members, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes.

In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2017.

Revenue from contracts with customers
Referral Fees
The Company receives referral fees from other member broker dealer firms that offer prime and/or mini- prime brokerage and/or execution services for referring hedge fund managers to those firms. The Company also receives referral fees from managers and/or issuers of private placements hedge funds for the management and/or performance fees they receive in connection with the introductions of those qualified investors of hedge funds to the issuers and/or managers of those hedge funds. Revenue is recognized at the point in time that the performance arrangement is completed.

Referral Fee Receivable
The Company has $5,840 in referral fee due to the Company at December 1, 2025, for the fourth quarter 2025 fees.

Fair value of financial instruments: All the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $67,222, which was $62,222 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.49%.

The accompanying notes are an integral part of these financial statements.

During 2025 the Company had an expense sharing agreement with a party related by common ownership.

The parent forgave a total of $6,300 for shared rent and other administrative expenses during the year 2025, of which $6,000 was recorded for rent. At December 31, 2025 there was nothing due under the agreement.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $10,000 be maintained on deposit with the clearing broker.

NOTE E - BUSINESS CONCENTRATIONS

The Company earned revenue from one major customer that accounted for100% of referral fees for the year ended December 31, 2025.

NOTE F – SEGMENT REPORTING: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking referrals. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 19), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from a single external customer in 2025.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE H- PRIOR PERIOD ADJUSTMENT
The Company recorded a prior period adjustment for revenue received in the current year pertaining to the prior period.

The accompanying notes are an integral part of these financial statements.

NOTE I- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to December 31, 2025 requiring disclosure or adjustment.

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC.
SCHEDULE 1 COMPUTATION OF NET CAPITAL UNDER RULE
15C3-1 OF THE OF THE SECURITIES AND EXCHANGE ACT OF
1934
December 31, 2025

Total Members Equity Qualified for Net Capital	$	76,627
Accounts Receivable-Non-Allowable		(5,840)
Intercompany Receivable		(2,402)
Prepaid Expenses		(1,163)
Total Non-Allowable Assets		(9,405)
Net capital before haircuts		67,222
Less haircuts		0
Net capital		67,222
Minimum net capital required		(5,000)
Excess net capital		63,222
Aggregate Indebtedness:		1,000
Minimum net capital based on aggregate indebtedness	$	67
Ratio of aggregate indebtedness to net capital		1.49%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART
IIA OF FORM X- 17A-5 AS OF DECEMBER 31, 2025.

There are no material differences between the preceding calculation and the Company's
corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025.

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2025

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

With respect to the Computation for Determination of Reserve Requirements under Ruic l5c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2025

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

With respect to the Computation for Determination of Reserve Requirements under Ruic I 5c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of HedgeCo Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) HedgeCo Securities, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which HedgeCo Securities, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision(s) and (2) HedgeCo Securities, LLC stated that HedgeCo Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. HedgeCo Securities, LLC 's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for referring securities transactions to other broker-dealers or providing referrals for private placement offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HedgeCo Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HedgeCo Securities, LLC's compliance with the exemption provisions and provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 20, 2026



Exemption Report

HedgeCo Securities, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2) (ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker- dealers or providing referrals for private placement offerings. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Lou Milano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Louis M Milano*

Title: Chief Compliance Officer

February 12, 2026